Exhibit 21.1

DPCM CAPITAL, INC.

LIST OF SUBSIDIARIES

Entity Name	Jurisdiction of Organization

VNNA Merger Sub Corp.	Delaware

D-Wave Quantum Inc.	Delaware

DWSI Holdings Inc.	Delaware

DWSI Canada Holdings ULC	British Columbia

D-Wave Quantum Technologies Inc.	British Columbia